# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quince Therapeutics, Inc., CIK 0001662774
CUSIP: 22053A107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 611 Gateway Boulevard, Suite 273, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 07/07/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-23-057682
Filed by CIK 0001559515

## Reporting persons
- Genextra S.p.A.: type of reporting person: other (OO); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Francesco Micheli: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Matteo Bruno Renzulli: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Quince Therapeutics, Inc.
Address of issuer's principal executive offices: 611 Gateway Boulevard, Suite 273, South San Francisco, California, 94080

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed jointly by each of the following persons (collectively, the "Reporting Persons") pursuant to a joint filing agreement:
(1) Genextra S.p.A.
(2) Francesco Micheli
(3) Matteo Bruno Renzulli
Address of principal business office or, if none, residence:
Via Giovanni De Grassi, 11
20123 Milano
Italy
Citizenship: Genextra S.p.A. is formed under Italian law. Francesco Micheli is an Italian citizen. Matteo Bruno Renzulli is an Italian citizen.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Genextra S.p.A.: /s/ FRANCESCO MICHELI, Francesco Micheli / Chairman and Chief Executive Officer (10/29/2025)
- Francesco Micheli: /s/ FRANCESCO MICHELI, Francesco Micheli (10/29/2025)
- Matteo Bruno Renzulli: /s/ MATTEO BRUNO RENZULLI, Matteo Bruno Renzulli (10/29/2025)